

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2019

Joseph N. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440-3338

Re: Precision Optics Corporation, Inc.
　　　Form 10-K for the Fiscal Year Ended June 30, 2018
　　　Filed September 27, 2018
　　　File No. 001-10647

Dear Mr. Forkey:

　　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Electronics and Machinery